FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on December 15, 2013

Tel Aviv, December 15, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") announced that on December 11, 2013 (the "Publication Date") the Law for Increasing Competitiveness and Reducing Market Concentration, 2013 (the "Law") was published in the Official Gazette of the Israeli Parliament, and several of its provisions apply to the Company, mainly with respect to the following matters:

According to the Law's provisions, "reporting corporations" (generally speaking, corporations whose securities are held by the public) structured as pyramids are restricted to two tiers of reporting corporations (while a company lacking a controlling shareholder will not count as a first-tier company). This means that as of the Publication Date the Company is considered a fourth-tier company. As long as the Company is considered a fourth-tier company according to the Law, it is entitled to continue controlling reporting companies that are under its control as of the Publication Date, for up to four years after the Publication Date. Discount Investment Corporation Ltd., the Company's controlling shareholder, is considered as of the Publication Date a third-tier company that is entitled to continue controlling the Company for up to four years after the Publication Date.

As long as the Company shall continue to be considered at least a third-tier company according to the Law, starting six months after the Publication Date, its board of directors will be required to consist of a majority of independent directors, and the number of its external directors will be required to constitute at least half of its board members (which will be the case after the number of directors is reduced by one, rounded down) and include no less than two external directors.

The above shall also apply to any reporting corporation controlled by the Company as of the Publication Date and may impose restrictions on the Company's holdings and/or control over other reporting corporations.

It should be noted that this report does not attend to the Law's implications that are not specific to the Company or that are not expected to be material to the Company's business or management.

This report is provided further to "Item 3D – Risk Factors" of the Company's Annual Report for 2012 filed on Form 20-F with the Security and Exchange Commission on March 11, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December  17, 2013